Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2006
Fixed charges:
Interest expense on indebtedness	$8,419	$34,255	$8,837	$10,210	$9,982	$7,612
Amortization of debt issuance costs	952	3,719	12,206	481	451	322
Interest expense on portion of rent expense representative of interest	22,184	31,552	36,080	38,292	38,126	28,377

Total fixed charges	$31,555	$69,526	$57,123	$48,983	$48,559	$36,311

Earnings (loss):
Net income (loss) before provision for income taxes, minority interest and cumulative effect of change in accounting principle	$(191,850)	$(590,193)	$(483,687)	$(252,297)	$(198,249)	$(52,225)
Fixed charges per above	31,555	69,526	57,123	48,983	48,559	36,311

Total earnings (loss)	$(160,295)	$(520,667)	$(426,564)	$(203,314)	$(149,690)	$(15,914)

Ratio of earnings to fixed charges	(5.08)	(7.49)	(7.47)	(4.15)	(3.08)	(0.44)

Coverage deficiency	$(191,850)	$(590,193)	$(483,687)	$(252,297)	$(198,249)	$(52,225)